UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.2)*

SPORT-HALEY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

848925103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848925103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James H. Everest

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,000 Shares and Option for 175,000 Shares

	6.	Shared Voting Power 50,000 Shares

	7.	Sole Dispositive Power 40,000 Shares and Option for 175,000 Shares

	8.	Shared Dispositive Power 50,000 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,000 Shares and Option for 175,000 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9% (assuming exercise of options)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sport-Haley, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4600 E. 48th Avenue Denver, Colorado 80216-3212

Item 2.
	(a)	Name of Person Filing James H. Everest
	(b)	Address of Principal Business Office or, if none, Residence 6301 N. Western, Suite 240, Oklahoma City, Oklahoma 73118
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 848925103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

90,000 shares (includes 50,000 shares owned by a trust for which the reporting person acts as trustee, for which he disclaims beneficial ownership) and options to purchase 175,000 shares

(b)

Percent of class:

8.9% (based upon 90,000 shares beneficially owned, 175,000 exercisable stock options beneficially owned, and current outstanding shares of Sport-Haley, Inc. common stock of 2,770,252).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 40,000 shares and option for 175,000 shares
(ii) Shared power to vote or to direct the vote 50,000 shares (owned by a trust for which the reporting person acts as trustee, for which he disclaims beneficial ownership)
(iii) Sole power to dispose or to direct the disposition of 40,000 shares and option for 175,000 shares
(iv) Shared power to dispose or to direct the disposition of 50,000 shares (owned by a trust for which the reporting person acts as trustee, for which he disclaims beneficial ownership)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
None required.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-10-2006
Date
/s/ James H. Everest
Signature
James H. Everest
Name/Title